

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Qun Lu
Chief Executive Officer
CH AUTO Inc.
6F, Building C
Shunke Building
Shunyi District, Beijing 101200, China

> **Re: CH AUTO Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form F-4**
> **Filed August 23, 2023**
> **File No. 333-270267**

Dear Qun Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-4

Risk Factors, page 57

1.   We note the changes you made to your disclosure appearing in the Risk Factor section relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your

operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 17, 2023 amendment.

Our annual vehicle production volume in 2020 and 2021 was less than the minimum vehicle production volume..., page 65

2.   We note your disclosure that "[o]n August 14, the Center issued a Notification Letter to inform us that we shall cease production or sales activities and make corrections immediately because we lack the required production capacity, and therefore, fails to comply with the Admission Review Standards. We have made an application for a reconsideration on such decision on August 18, 2023." Please revise your prospectus summary to prominently disclose all risks to investors with respect to the Notification Letter, including a discussion of the required corrections and company's short- and long-term ability to operate if the application for reconsideration is denied and the company is required to cease production.

General

3.   We note your disclosure that you will use commercially reasonable best efforts to execute subscription agreements by March 15, 2023 with respect to the PIPE Financing and that "[a]s of the date of this proxy statement/prospectus, Pubco has not made material progress toward obtaining PIPE Investment." Please update the disclosure throughout the registration statement with respect to the probability and status of the PIPE Financing and clarify if MCAF has waived its termination right with respect to the PIPE Financing. Additionally, please tell us how you will update investors if you obtain PIPE Financing after the effectiveness of your registration statement on Form F-4.

       You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                                Sincerely,

Division of Corporation Finance
Office of Manufacturing